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April 8, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0404

Attention: Tom Kluck, Legal Branch Chief

Re: Acceleration Request for City Office REIT, Inc.

Registration Statement on Form S-11 (No. 333-193219)

CIK No. 0001593222

Dear Mr. Kluck:

Pursuant to Rule 461 under the rules and regulations under the Securities Act of 1933, as amended, we attach the requests of our client, City Office REIT, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on April 10, 2014, or as soon as practicable thereafter. We ask, however, that the U.S. Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

If you have any questions regarding the foregoing, please feel free to contact me at (212) 848-7325.

Thank you for your assistance in this matter.

Respectfully yours,

/s/ Stephen T. Giove

Stephen T. Giove

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April 8, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0404

Attention: Tom Kluck, Legal Branch Chief

Re: Acceleration Request for City Office REIT, Inc.

Registration Statement on Form S-11 (File No. 333-193219) and corresponding Registration

Statement on Form 8-A (File No. 001-36409)

CIK No. 0001593222

Dear Mr. Kluck:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), City Office REIT, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the above-referenced Registration Statement on Form S-11 so that such Registration Statement may become effective at 4:00 p.m., Washington, D.C. time, on April 10, 2014, or as soon as practicable thereafter.

In addition, pursuant to Rule 12d1-2 under the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company hereby requests that the Registration Statement on Form 8-A covering the common stock of the Company be declared effective concurrently with the above-reference Registration Statement on Form S-11.

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Stephen Giove, an attorney with our legal counsel, Shearman & Sterling LLP, confirming this request.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statements.

Please contact Mr. Giove at (212) 848-7325 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

CITY OFFICE REIT, INC.

By:	/s/ James Farrar
Name:	James Farrar
Title:	Chief Executive Officer

cc: Stephen T. Giove, Shearman & Sterling LLP

[Signature Page to Company Acceleration Request]

April 8, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	City Office REIT, Inc.

Registration Statement on Form S-11 (File No. 333-193219)

Ladies and Gentlemen:

Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as the representatives of the underwriters of the proposed public offering of common stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of City Office REIT, Inc. that the effective date of the Registration Statement be accelerated so that such Registration Statement will become effective on April 10, 2014 at 4:00 p.m., Eastern, or as soon thereafter as practical.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

(i)	Date of preliminary prospectus: March 25, 2014

(ii)	Approximate dates of distribution: March 25, 2014 – April 8, 2014

(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 9

(iv)	Number of prospectuses so distributed: approximately 3,990

The undersigned, as representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

We have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will participate in the distribution of the securities registered thereunder.

[Signature Page Follows]

If you have questions or comments regarding this request, please call Trevor K. Ross of Hunton & Williams LLP at (404) 888-4130.

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC

By:	/s/ William J. Corkhill, Jr.
Name:	William J. Corkhill, Jr.
Title:	Managing Director

WUNDERLICH SECURITIES, INC.

By:	/s/ Marty Gaia
Name:	Marty Gaia
Title:	Managing Director

OPPENHEIMER & CO. INC.

By:	/s/ Conrad Vlak
Name:	Conrad Vlak
Title:	Managing Director